UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal year ended:

December 31, 2022

ARRIVED STR, LLC
(Exact name of issuer as specified in its charter)

Delaware	88- 3444701
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

(814)-277-4833
(Issuer’s telephone number, including area code)

www.arrived.com
(Issuer’s website)

Arrived Series Oasis; Arrived Series Orchard; Arrived Series Hammock; Arrived Series Pointbreak; Arrived Series Mirage; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Cactus; Arrived Series Opry; Arrived Series Palm; Arrived Series Sugarcreek; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Havasu; Arrived Series Regal; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Myrtle; Arrived Series Lodge; Arrived Series Pasquin; Arrived Series Coolbaugh; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Pickler; Arrived Series Loop

(Title of each class of securities issued pursuant to Regulation A)

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CAUTIONARY STATEMENT REGARDING Forward-Looking StatementS

The information contained in this Annual Report on Form 1-K (this “Form 1-K”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-K are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in the most recent post-qualification amendment to the offering statement on Form 1-A filed by the company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

MARKET AND OTHER INDUSTRY DATA

This Form 1-K includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this Form 1-K, and we believe our estimates to be accurate as of the date of this Form 1-K or such other date stated herein. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this Form 1-K, and estimates and beliefs based on that data, may not be reliable.

ii

Item 1. Description of Business

Company Overview – Our Mission

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. To support this idea, we are building what we believe to be a new model for real estate investment. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone involved.

Our Series LLC Structure

Each short-term rental that we acquire will be owned by a separate series of our company that we will establish to acquire that residential property.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located.

As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

We intend for each series to elect to be treated as a corporation for U.S. federal income tax purposes; however, if we determine that the real property and potential income from such real property selected for a specific series are suitable for a REIT and it would be beneficial to us and our investors to be taxed as a REIT, then the investment entity for such series may elect to be taxed as a separate REIT for U.S. federal income tax purposes.

Our company’s core business is the identification, acquisition, marketing and management of individual residential properties for the benefit of our investors. Each series is intended to own a single property.

Investment Objectives

Our investment objectives are:

●	Consistent cash flow;

●	Long term capital appreciation with moderate to no leverage;

●	Favorable tax treatment of REIT income and long term capital gains, if available; and

●	Capital preservation.

We cannot assure you that we will attain these objectives or that the value of our assets will not decrease.

Our Investment Criteria

Our home acquisition investments are evaluated against the following primary characteristics:

●	Capitalization rates, including set-up fees and furniture, fixtures and equipment as part of the initial purchase price, greater than five percent (5%). For this purpose, the capitalization rate reflects a series property’s annual short-term rental income minus property management fees, local real estate taxes and permitting fees, property insurance, maintenance expenses, and marketing incentives, divided by the purchase price of the property;

●	Homes with a minimum of four (4) bedrooms and two (2) bathrooms;

●	Homes with a price range of $300,000 to $1,500,000 and a repair/improvement budget requirement of less than 20% of the home purchase price; and

●	Locations that are highly desirable travel and short-term rental locations.

Our Investment Process

Our investment process leverages our network of renter demand, experienced team members, and data analysis to make our investment decisions:

●	Sourcing: Arrived will use an in-house acquisition team (using industry leading analysis and screening tools) in collaboration with local real estate professionals to find and source investment opportunities. The opportunities may include individual homes listed on the MLS, bulk rental home portfolios, BFR (built-for-rent) communities, and off-market deals sourced by our staff and from leads generated from our member network.

●	Due Diligence: Arrived evaluates potential investments against our stated investment criteria. Once a geographic market is selected, our due diligence will focus on the sub-market and the property itself, including the particularities of the rental activity within such sub-market and its effect on the value of the property. Value analysis will include projected short-term rental rates and home values, relying on a combination of first-party data, automated valuation models, or AVMs, and third party independent appraisals. Property level analysis will look at standard risk factors including condition of title, structural defects in the home, environmental issues, and other hazards such as floods and earthquakes.

●	Investment Committee: Once our acquisition team recommends a home purchase, the investment committee will convene to review due diligence materials and issue a go/no-go decision.

●	Property Purchase: A property will be purchased either by the manager or an affiliate of the manager and then resold to a particular series or a wholly-owned subsidiary of the series, or purchased directly by a series from a third-party seller, in accordance with the acquisition mechanics set forth below. Following acquisition of a property by a series, the property will be renovated, to the extent necessary, and then listed for guests to book for short-term stays through a third-party site, such as Airbnb or Vrbo. If a series property is renovated prior to the closing of the relevant series offering, the funds required for renovations will be forwarded to the series by the manager and repaid out of offering proceeds.

●	Ongoing Management: Arrived will partner with one or more third party independent property management firms in each of our markets. The property management firm will maintain books and records, coordinate the listing of the property on various short-term rental sites, inspect each home and ensure that it is properly maintained, handle maintenance requests, and be responsible for guest payment and compliance. We intend that our preferred property management firms will utilize modern tech-enabled property management platforms with digital payment and communication features.

Our Manager

We are managed by Arrived Holdings, Inc., a Delaware public benefit corporation. Pursuant to the terms of our operating agreement, the manager will provide certain management and advisory services to us and to each of our series and their subsidiaries, if any, as well as a management team and appropriate support personnel.  The manager is a technology-enabled asset management company that operates a web-based investment platform, the Arrived Platform, used by our company for the offer and sale of interests in the series of our company.

Investment Strategy – Our Market Opportunity

Our investment strategy is to acquire, invest in, manage, operate, selectively leverage and sell residential properties located in vibrant, growing cities across America. We believe that these markets offer investors a blend of attractive capitalization rates and a strong prospect for long term property value appreciation.

Market Selection

We intend to focus our business efforts on lucrative destination markets and areas with core urban markets that command high short-term rental rates and strong occupancy and exhibit the following characteristics:

●	Popular with millennials;

●	Favorable competitive landscape with respect to barriers to entry and supply/demand dynamics;

●	Less than an hour drive from a large population center;

●	Unique attractions, geographic features and desirable experiences; and

●	Strong short-term rental revenue production abilities relative to the cost of real estate.

For a brief overview of the particular geographic market in which a series property is located, see the individual series property listings in the section titled “The Series Properties Being Offered” below.

We focus on acquiring properties we believe (1) are likely to generate stable cash flows in the long term and (2) have significant possibilities for long-term capital appreciation, such as those located in neighborhoods with what we see as high growth potential and those available from sellers who are distressed or face time-sensitive deadlines.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of the manager, including present and future real estate investment offerings sponsored by affiliates of the manager.

Investment Decisions and Asset Management

Within our investment policies and objectives, the manager will have discretion with respect to the selection of specific investments and the purchase and sale of our properties. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our manager with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

To execute our disciplined investment approach, the manager will take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Local Market Research – Our manager will extensively research the acquisition and underwriting of each transaction, utilizing both real time market data and the transactional knowledge and experience of our network of professionals and in market relationships.

●	Underwriting Discipline – Our manager will follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for long-range appreciation, tax considerations and liquidity.

●	Risk Management – Risk management will be a fundamental principle in the management of each of our properties. Operating or performance risks arise at the investment level and often require real estate operating experience to cure. Our manager will review the operating performance of investments against projections and provide the oversight necessary to detect and resolve issues as they arise.

●	Asset Management – Prior to the purchase of a property, our manager will develop a property business strategy which will be customized based on the acquisition and underwriting data. This is a forecast of the action items to be taken and the capital needed to achieve the anticipated returns. The manager will review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle.

Investments in Real Property

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate. We will acquire such interests either directly or indirectly through limited liability companies or through investments in joint ventures, partnerships or other co-ownership arrangements with third parties, including developers of the properties, or with affiliates of the manager.

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents from the seller or developer, including, where appropriate:

●	plans and specifications;

●	evidence of marketable title subject to such liens and encumbrances as are acceptable to the manager;

●	auditable financial statements covering recent operations of properties having operating histories; and

●	title and liability insurance policies.

We may seek to enter into arrangements with the seller or developer of a property whereby the seller or developer agrees that, if during a stated period the property does not generate a specified cash flow, the seller or developer will pay in cash to us a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. The terms and conditions of any rental agreement that we enter into with our guests may vary substantially; however, we represent that all of our rental agreements will be standardized agreements customarily used under the terms of service of the applicable short-term rental platform on which we list the property for short-term rental. Such standardized rental agreements generally have terms of fewer than thirty (30) days.

In purchasing, developing and renting properties, we will be subject to risks generally incident to the ownership of real estate.

Investment Process

The manager has the authority to make all the decisions regarding our investments consistent with the investment objectives and leverage policies approved by the manager and subject to the limitations in the operating agreement.

The manager will focus on the sourcing, acquisition and management of residential properties. It will source our investments from former and current financing and investment partners, third-party intermediaries, competitors looking to share risk and investment, and securitization or lending departments of major financial institutions.

In selecting investments for us, the manager will utilize the manager’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. In addition to the specific investment criteria listed above, our manager will consider the following factors when evaluating prospective investment opportunities:

●	macroeconomic conditions that may influence operating performance;

●	real estate market factors that may influence real estate valuations, real estate financing or the economic performance of real estate generally;

●	fundamental analysis of the real estate, including the local short-term rental market, regulations related to short-term rentals, zoning, operating costs and the asset’s overall competitive position in its market;

●	real estate and short-term rental market conditions affecting the real estate;

●	the cash flow in place and projected to be in place over the expected hold period of the real estate;

●	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

●	a valuation of the investment, investment basis relative to its value and the ability to liquidate an investment through a sale or refinancing of the real estate;

●	review of third-party reports, including appraisals, engineering and environmental reports;

●	physical inspections of the real estate and analysis of markets; and

●	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets the manager’s underwriting criteria, the manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. The manager will evaluate our position within the overall capital structure and our rights in relation to other partners or capital tranches. The manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Leverage Policy

We may employ leverage to enhance total returns to our investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We will seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. The manager may from time to time modify our leverage policy in its discretion. However, it is our policy to not borrow more than 70% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by the manager. To the extent a series does not employ leverage to fund the initial purchase of an asset, the series may subsequently determine to obtain financing for the asset in accordance with this leverage policy. In such case, unless the financing (or any other refinancing) proceeds are needed, in the manager’s discretion, to fund the operations of an asset or reserves, the manager may determine to distribute all or a portion of such proceeds to investors.

Acquisition Mechanics

Typically, each series will acquire its series property prior to the commencement or closing of that series’ offering. Each series property will be fully described in the offering circular as it may be amended to include new series offerings. In each such offering circular, information relating to the series property being offered, such as the description and specifications of the series property, the purchase price of the series property and the relevant terms of purchase, will be disclosed.

It is not anticipated that a series will own any assets other than its series property, plus cash reserves for maintenance, insurance and other expenses pertaining to the series property and amounts earned by the series from the monetization of the series property, if any.  Each series may hold the specific property that it acquires in a wholly-owned subsidiary which would be a limited liability company organized under laws of the state in which the series property is located.

A series may acquire its property either from an unaffiliated third party or from an affiliate. The differences in these acquisition methods are described below:

1.	Acquisition of a Series Property from an Unaffiliated Third-Party Seller

If a new property is to be acquired for a new series prior to the establishment of that series, the manager will enter into a purchase and sale agreement with the third-party seller to acquire the property on behalf of the new series. The manager will negotiate with the third-party seller on behalf of the to-be-organized series the purchase price for the new property and related purchase terms and conditions which will be specified in an offer to purchase real estate agreement, or purchase and sale agreement, by and between the manager and the property seller, a form of which has been filed as an exhibit to the offering statement of which this offering circular is a part. Once the new series is established, the manager will either assign the purchase and sale agreement to that series or the purchase and sale agreement will be re-executed with the new series as the buying party.

Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

Purchase price funds to acquire a new property from a third party will either be all cash be provided from the proceeds of an offering or some combination of mortgage proceeds and cash. If a property is purchased entirely with cash without any financing, the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. The funding and closing of the property acquisition may take place prior to the beginning of the series offering, during the offering or at the time of closing of the offering. If the property acquisition closing takes place prior to the closing of the series offering, the cash component of the property purchase price will be provided by the manager as a loan to the series for payment to the third-party seller. In turn, the series will issue to the manager a promissory note in the amount of the manager’s loan. In addition, if a mortgage is not able to be obtained, or obtained at favorable rates, from a third-party lender, the manager or an affiliate may provide such financing at a reasonable market interest rate. The proceeds of the new series offering, net of sales commissions, if any, will be used to repay the outstanding balance, plus accrued but unpaid interest, on the promissory note (and, if applicable, mortgage loan) issued to the manager.  The series will also pay the manager a sourcing fee as indicated below in the use of proceeds table for the series.   If by the termination date of the offering the series does not raise sufficient funds in the offering to repay the manager the outstanding principal balance on the promissory note (and, if applicable, mortgage loan), (i) the available net proceeds of the offering will be used to pay down the promissory note and/or the mortgage loan to the extent possible and (ii) any outstanding balance on the promissory note will be converted into interests in the series and issued to the manager. Such interests will be valued at the same price as offered to investors in the series offering.

2.	Acquisition of a Series Property from the Manager or an Affiliate of the Manager

If the entity selling the property to a series is the manager or an affiliate of the manager who had previously purchased the property from a third-party seller, the series will purchase the property (or a 100% interest in the LLC that may own the property) at a purchase price equal to the price the manager or affiliate actually paid for the property (inclusive of acquisition and closing costs).  The series will also pay the manager (or the affiliate of the manager) the sourcing fee as indicated in the use of proceeds table for the particular offering. The series will purchase the property through the issuance to the manager (or the affiliate of the manager) of a promissory note in the full amount of the purchase price of the series property inclusive of acquisition and closing costs. Typically, a series will hold its property in a wholly owned limited liability company subsidiary organized in the state where the property is located.

The series will repay the promissory note, along with accrued interest at a to-be-determined annual interest rate, with net proceeds from the series offering. If the property is purchased without any mortgage financing (in which case the note would reflect an all-cash amount used to acquire the property), the series may later obtain mortgage financing for the property, to the extent such financing is available at favorable rates, and the manager in its discretion may determine to distribute certain proceeds from such financing to investors as more fully discussed under “Leverage Policy”, above. Prior to the repayment of the note, the manager (or the affiliate of the manager) will retain all rental income derived from the series property, net of concessions, taxes, insurance, HOA dues and costs of repair. If the series does not raise sufficient funds in its offering to fully repay the promissory note within the 12 months following the date of the offering circular amendment relating to that series, the balance due on the promissory note, along with accrued but unpaid interest, will be converted into interests in the series at the series offering price.

The manager reserves the right to adjust the acquisition mechanics described above in its sole discretion. To the extent that the manager does so adjust the acquisition mechanics in any material way, we will file a supplement to this offering circular to reflect such material adjustment.

Operating Policies

Credit Risk Management. We may be exposed to various levels of credit and special hazard risk depending on the nature of our assets. The manager and its executive officers will review and monitor credit risk and other risks of loss associated with each investment. The manager will monitor the overall credit risk and levels of provision for loss.

Interest Rate Risk Management. We will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We intend to minimize our interest rate risk from borrowings by attempting to “match-fund,” which means the manager will seek to structure the key terms of our borrowings to generally correspond with the expected holding period of our assets.

Equity Capital Policies. Under the operating agreement, we have the authority to issue an unlimited number of additional interests or other securities. After your purchase in any series offering, the manager may elect to: (i) sell additional securities in future private offerings, or (ii) issue additional securities in public offerings. To the extent we issue additional equity interests after your purchase in an offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your interests.

Additional Borrowings. We expect each series may seek, as applicable, to finance or refinance any outstanding indebtedness with an additional mortgage or other debt financing, including with either an affiliate or a third party. We expect that any third-party mortgage and/or other debt instruments that a series, or the Company on behalf of a series, enters into in connection with a financing or refinancing of a property will be secured by a security interest in the title of such property and any other assets of the series.

See “Use of Proceeds to Issuer” for more information.

Disposition Policies

We intend to hold and manage the properties we acquire for a period of five to fifteen years. As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of interest holders to sell a property earlier than five years or to hold a property for more than fifteen years.

When we determine to sell a particular property, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions. We cannot assure you that this objective will be realized.

Following the sale of a property, the manager will distribute the proceeds of such sale, net of the property disposition fee as described below, to the interest holders of the applicable series (after payment of any accrued liabilities or debt on the property or of the series at that time).

Property Disposition Fee

Upon the disposition and sale of a series property, each series will be charged a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that this disposition fee charged to a series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference as income.

Description of the Property Management Agreement

The Company will appoint the manager or a third-party property management company to serve as property manager to manage the underlying property of each series pursuant to a series specific property management agreement.

The services provided by the property manager will include:

●	facilitating rentals via listing on third-party sites, such as Airbnb and Vrbo;

●	creating policies for the collection of rental income;

●	managing inventory, cleaning and maintenance for rental property furnishings and supplies;

●	investigating, selecting, and, on behalf of the applicable series, engaging and conducting business with such persons as the property manager deems necessary to ensure the proper performance of its obligations under the property management agreement, including, but not limited to, consultants, insurers, insurance agents, maintenance providers, bookkeepers and accountants and any and all persons acting in any other capacity deemed by the property manager necessary or desirable for the performance of any of the services under the property management agreement; and

●	developing standards for the care of the underlying properties.

The property manager will have sole authority and complete discretion over the care, custody, maintenance and management of the series property for each series and may take any action that it deems necessary or desirable in connection with each series property, subject to the limits set for in the applicable property management agreement. The property manager may delegate all or any of its duties under the applicable property management agreement to a third-party property manager. The property manager will not have the authority to sell, transfer, encumber or convey any series property.

Each property management agreement will terminate on the earlier of: (i) the manager’s discretion to terminate a property management agreement at pre-determined renewal periods or by paying a termination fee, (ii) after the date on which the relevant series property has been liquidated and the obligations connected to the series property (including contingent obligations) have been terminated, (iii) the removal of the manager as managing member of our company and thus of all series (if the property manager is the manager), (iv) upon notice by one party to the other party of a party’s material breach of a property management agreement or (v) such other date as agreed between the parties to the property management agreement.

Each series may indemnify the property manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which it becomes subject by virtue of serving as property manager under the respective property management agreements with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Such obligation will be set forth in the relevant property management agreement.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Asset Management Fee

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year. Any fractional interest will be rounded up to the nearest whole number.

Operating Expenses

Each series of our company will be responsible for the costs and expenses attributable to the activities of our company related to such series including, but not limited to:

●	any and all fees, costs and expenses incurred in connection with the management of a series property and preparing any reports and accounts of each series, including, but not limited to, audits of a series’ annual financial statements, tax filings and the circulation of reports to investors;

●	any and all insurance premiums or expenses;

●	any withholding or transfer taxes imposed on our company or a series or any of the members;

●	any governmental fees imposed on the capital of our company or a series;

●	any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against our company, a series or a property manager in connection with the affairs of our company or a series, or relating to legal advice directly relating to our company’s or a series’ legal affairs;

●	any fees, costs and expenses of a third-party registrar and transfer agent appointed by the manager in connection with a series;

●	any indemnification payments;

●	any costs, fees, or payments related to interest or financing expenses for a given series;

●	any potential HOA or association fees related to a given series;

●	any ongoing regulatory or permitting fees related to operating a short-term rental business;

●	the costs of any third parties engaged by the manager in connection with the operations of our company or a series; and

●	any similar expenses that may be determined to be Operating Expenses, as determined by the manager in its reasonable discretion.

The manager will bear its own expenses of an ordinary nature.

If the Operating Expenses exceed the amount of revenues generated from a series property and cannot be covered by any Operating Expense reserves on the balance sheet of such series property, the manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the applicable series, on which the manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such series property (which we refer to as Operating Expenses Reimbursement Obligation(s)), and/or (c) cause additional interests to be issued in such series in order to cover such additional amounts.

Allocations of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from series properties and any indemnification payments made by the manager will be allocated among the various series interests in accordance with the manager’s allocation policy set forth below. The allocation policy requires the manager to allocate items that are allocable to a specific series to be borne by, or distributed to (as applicable), the applicable series.  If, however, an item is not allocable to a specific series but to our company in general, it will be allocated pro rata based on the value of the series properties or the number of properties, as reasonably determined by the manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific series property)
Revenue	Each of the series will receive revenue in the form of payments from guests staying in the series property.	Allocable directly to the applicable series property
Acquisition Expenses	Appraisal and valuation fees (whether incurred pre- or post-closing)	Allocable directly to the applicable series property
	Pre-purchase inspection	Allocable directly to the applicable series property
	Closing costs	Allocable directly to the applicable series property
	Interest expense, if any, when an underlying series property is purchased by a series through a loan prior to the closing of a series offering	Allocable directly to the applicable series property
Offering Expenses	Legal expenses related to the preparation of regulatory paperwork (offering materials) for a series	Not allocable; to be borne by the manager
	Audit and accounting work related to the regulatory paperwork or a series	Allocable directly to the applicable series property
	Compliance work including diligence related to the preparation of a series	Not allocable; to be borne by the manager
	Insurance of a series property as at time of acquisition	Allocable directly to the applicable series property
	Broker fees other than cash commissions (e.g., expense reimbursement) Brokerage fee payable per filing of a Form 1-A Post-Qualification Amendment ($1,000 per 1-A POS)	Not allocable; to be borne by the manager Allocable directly to the applicable series
	Preparation of marketing materials	Not allocable; to be borne by the manager
Operating Expense	Property management fees	Allocable directly to the applicable series property
	Asset management fees	Allocable directly to the applicable series property
	Audit and accounting work related to the regulatory paperwork of a series	Allocable pro rata to the number of series properties
	Security (e.g., surveillance and patrols)	Allocable pro rata to the value of each series property
	Insurance	Allocable directly to the applicable series property
	Maintenance	Allocable directly to the applicable series property
	Property marketing concessions, including special offers and terms	Allocable directly to the applicable series property
	Property disposition fee	Allocable directly to the applicable series property
	Interest expense, if any, when a series property holds any type of term loan or line of credit	Allocable directly to the applicable series property
	Audit, accounting and bookkeeping related to the reporting requirements of a series	Allocable pro rata to the number of series properties
Indemnification Payments	Indemnification payments under the operating agreement	Allocable pro rata to the value of each series property

Notwithstanding the foregoing, the manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the investors.

The Arrived Platform

Arrived Holdings, Inc., the manager, owns and operates a web-based and mobile accessible investment platform, the Arrived Platform. Through the use of the Arrived Platform, investors can browse and screen the investments offered by each of our series and electronically sign legal documents to purchase series interests.

Competition

There are a number of established and emerging competitors in the real estate investment platform market. The market is fragmented, rapidly evolving, competitive, and with relatively low barriers to entry. We consider our competitive differentiators in our market to be:

●	our focus on the residential short-term rental market;

●	the ability for users to select which rental properties they would like to invest in;

●	consistent rental income with use of moderate amounts of leverage;

●	our unique investment strategy and approach to market selection; and

●	lower minimum investment amounts; and

We face competition primarily from other real estate investment platform companies such as Here Collection, LLC and Fundrise LLC, as well as a range of emerging new entrants. In order to compete, we work tirelessly to innovate and improve our products, while at the same time preserving our unique culture and approach.

Conflicts of Interest

Conflicts of interest may exist or could arise in the future with the manager and its affiliates and our officers and/or directors who are also officers and/or directors of the manager. Conflicts may include, without limitation:

●	Each of our executive officers will also serve as an officer of other the manager and its affiliated entities. As a result, these persons will have a conflict of interest with respect to our agreements and arrangements with the manager and/or affiliates of the manager, which were not negotiated at arm’s length, and their terms may not have been as favorable to us as if they had been negotiated at arm’s length with an unaffiliated third party. The manager is not required to make available any particular individual personnel to us.

●	Our executive officers will not be required to devote a specific amount of time to our affairs. As a result, we cannot provide any assurances regarding the amount of time the manager will dedicate to the management of our business. Accordingly, we may compete with the manager and any of its current and future programs, funds, vehicles, managed accounts, ventures or other entities owned and/or managed by the manager or one of its affiliates, which we refer to collectively as the manager-sponsored vehicles, for the time and attention of these officers in connection with our business. We may not receive the level of support and assistance that we might otherwise receive if we were internally managed.

●	Some or all of the series will acquire their properties from the manager or from an affiliate of the manager. Prior to a sale to a series, the manager will acquire a property, repair and improve the property, and cause the property manager to list the property on a third-party short-term rental platform, such as Airbnb or Vrbo. The manager will then resell the property to a series at a value determined by the manager or affiliate of the manager, which may reflect a premium over the manager’s investment in the property. Accordingly, because the manager will be an interested party with respect to a sale of a property that it owns to a series, the manager’s interests in such a sale may not be aligned with the interests of the series or its investors. There can be no assurance that a property purchase price that a series will pay to the manager will be comparable to that which a series might pay to an unaffiliated third party property seller.

●	The manager may in the future form or sponsor additional manager-sponsored vehicles, which could have overlapping investment objectives. To the extent we have sufficient capital to acquire a property that the manager has determined to be suitable for us, that property will be allocated to us.

●	The manager may conduct promotions allowing investors in a series to rent such series property for a reduced rate in an effort to market our company. As a result, rental income earned by the property would decrease and the property could experience decreased performance.

●

The manager does not assume any responsibility beyond the duties specified in the operating agreement and will not be responsible for any action of our board of directors in following or declining to follow the manager’s advice or recommendations.  The manager’s liability is limited under the operating agreement and we have agreed to reimburse, indemnify and hold harmless the manager and its affiliates, with respect to all expenses, losses, damages, liabilities, demands, charges and claims in respect of, or arising from acts or omissions of, such indemnified parties not constituting bad faith, willful misconduct, gross negligence or reckless disregard of the manager’s duties under the operating agreement which has a material adverse effect on us.  As a result, we could experience poor performance or losses for which the manager would not be liable.

Employees

Our company does not have any employees. All of the officers and directors of our company are employees of the manager.

Legal Proceedings

None of our company, any series, the manager, or any director or executive officer of our company or the manager is presently subject to any material legal proceedings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing indirectly in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have not yet commenced.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Impact of the COVID-19 Coronavirus Pandemic

In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 spread to other countries, including the United States, and was declared a pandemic by the World Health Organization.

Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19, and our manager will continue to monitor and attempt to mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Form 1-K, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of real estate. Although we intend to hold and manage all of the assets marketed on the Arrived Platform for an average of five to fifteen years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.

Operating Results

Revenues

Revenues are generated at the series level and are derived from short term leases on the series property. All revenues generated by each series during the year ended December 31, 2022 are listed in the table below. Such amounts are based on the audited financial statements of the company and each series included in this Annual Report on Form 1-K:

Applicable Series	December 31, 2022
Ace	$4,370
Cactus	$4,812
Cardinal	$2,792
Hammock	$2,331
Havasu	$-
Lakeridge	$-
Lodge	$-
Mirage	$-
Myrtle	$-
Oasis	$13,235
Orchard	$1,109
Opry	$-
Palm	$-
Pointbreak	$-
Regal	$-
Serenity	$-
Sugarcreek	$-
TOTAL	$28,649

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, repair and maintenance costs, and FF&E not capitalized. Upon closing, each series becomes responsible for its own operating expenses.

During the year ended December 31, 2022, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses incurred by each series during the year ended December 31, 2022. Such amounts are based on the audited financial statements of the company and each series included in this Annual Report on Form 1-K:

Applicable Series	December 31, 2022
Ace	$69,126
Cactus	$68,638
Cardinal	$58,253
Hammock	$133,639
Havasu	$48,799
Lakeridge	$21,029
Lodge	$30,292
Mirage	$153,241
Myrtle	$2,850
Oasis	$34,750
Orchard	$75,497
Opry	$2,850
Palm	$82,489
Pointbreak	$99,748
Regal	$23,241
Serenity	$30,515
Sugarcreek	$5,077

TOTAL	$940,035

Other Expenses

During the year ended December 31, 2022, each series incurred interest expenses. The following table summarizes the total of such expenses incurred by each series during the year ended December 31, 2022. Such amounts are based on the audited financial statements of the company and each series included in this Annual Report on Form 1-K:

Applicable Series	December 31, 2022
Ace	$8,682
Cactus	$7,456
Cardinal	$6,211
Hammock	$2,748
Havasu	$3,436
Lakeridge	$2,661
Lodge	$-
Mirage	$-
Myrtle	$-
Oasis	$8,613
Orchard	$-
Opry	$-
Palm	$2,273
Pointbreak	$355
Regal	$1,107
Serenity	$5,864
Sugarcreek	$2,048
TOTAL	$51,453

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents held by each series as of December 31, 2022. Such amounts are based on the audited financial statements of the company and each series included in this Annual Report on Form 1-K:

Applicable Series	December 31, 2022
Ace	$100,279
Cactus	$190,955
Cardinal	$98,524
Hammock	$190,006
Havasu	$189,143
Lakeridge	$122,770
Lodge	$866
Mirage	$133,427
Myrtle	$-
Oasis	$619
Orchard	$225,298
Opry	$187,186
Palm	$228,689
Pointbreak	$137,269
Regal	$1,000
Serenity	$260,066
Sugarcreek	$96,948
TOTAL	$2,163,045

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering, however, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period following qualification of our Form 1-A by the Commission will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving Short Term Rentals

We intend to partner with various Short Term Rental Property Managers to align our vacation rental properties with vacationing tenants via their own platform, AirBnB, VBRO, and or similar. The applicants will provide payment for the short term rental upfront via the platforms listed, plus any additional deposits required, and the Property Manager will pay the net proceeds less of total rental revenue less operating expenses.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Recent Developments

Revenues

Revenues are generated at the series level and are derived from short term rentals on the series property. All revenues generated by any series during the period from January 1, 2023 to March 31, 2023 are listed below. For the avoidance of doubt, the below amounts are unaudited.

Applicable Series	March 31, 2023
Ace	$22,964
Cactus	$36,933
Cardinal	$56,217
Hammock	$22,325
Havasu	$-
Lakeridge	$-
Lodge	$3,147
Mirage	$2,152
Myrtle	$-
Oasis	$15,914
Orchard	$6,599
Opry	$4,413
Palm	$15,747
Pointbreak	$7,249
Regal	$-
Serenity	$21,937
Sugarcreek	$-
TOTAL	$215,597

Operating Expenses

The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, Home Ownership Association (HOA) fees, repair and maintenance costs, and other FF&E expenses. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses incurred by each series during the period between January 1, 2023 and March 31, 2023. For the avoidance of doubt, the below amounts are unaudited.

Applicable Series	March 31, 2023
Ace	$18,280
Cactus	$18,289
Cardinal	$(4,875)
Hammock	$14,894
Havasu	$(8,286)
Lakeridge	$8,757
Lodge	$42,492
Mirage	$(18,669)
Myrtle	$50,718
Oasis	$17,951
Orchard	$7,191
Opry	$12,238
Palm	$90,992
Pointbreak	$13,206
Regal	$12,224
Serenity	$15,412
Sugarcreek	$15,260
TOTAL	$306,076

Other Expenses

The following table summarizes the total of such expenses incurred by each series during the period between January 1, 2023 and March 31, 2023. For the avoidance of doubt, the below amounts are unaudited.

Applicable Series	March 31, 2023
Ace	$7,304
Cactus	$7,294
Cardinal	$5,175
Hammock	$3,756
Havasu	$7,028
Lakeridge	$4,202
Lodge	$-
Mirage	$-
Myrtle	$-
Oasis	$8,074
Orchard	$-
Opry	$-
Palm	$4,648
Pointbreak	$2,609
Regal	$8,301
Serenity	$7,330
Sugarcreek	$3,124
TOTAL	$68,845

Liquidity and Capital Resources

From inception, the manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, the manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. The following table summarizes the cash and cash equivalents held by series as of March 31, 2023. For the avoidance of doubt, the below amounts are unaudited.

Applicable Series	March 31, 2023
Ace	$79,403
Cactus	$159,806
Cardinal	$84,803
Hammock	$178,875
Havasu	$169,189
Lakeridge	$110,233
Lodge	$263,595
Mirage	$121,657
Myrtle	$149,020
Oasis	$67,824
Orchard	$217,884
Opry	$176,202
Palm	$145,617
Pointbreak	$126,159
Regal	$168,812
Serenity	$223,679
Sugarcreek	$86,055
TOTAL	$2,528,813

Item 3. Directors AND Officers

General

The manager of our company is Arrived Holdings, Inc., a Delaware public benefit corporation. The manager has established a Board of Directors for our company, consisting of two members, Ryan Frazier and Kenneth Cason.

All of our directors and executive officers are employees of the manager. The executive offices of the manager are located at 1700 Westlake Ave N, Suite 200, Seattle, WA 98109, and the telephone number of the manager’s executive offices is (814) 277-4833.

Executive Officers and Directors

The following table sets forth certain information with respect to each of the directors and executive officers of the manager:

Individual	Age	Position Held with our Company (1)(2)	Position Held with the Manager
Ryan Frazier	34	Chief Executive Officer and Director	Chief Executive Officer, President and Director
Joel Mezistrano	51	Chief Financial Officer	Chief Financial Officer
Kenneth Cason	36	Chief Technology Officer and Director	Chief Technology Officer and Director
Alejandro Chouza	42	Chief Operating Officer	Chief Operating Officer

(1)	The current executive officers and directors, whose terms in office began upon the organization of our company on July 11, 2022, will serve in these capacities indefinitely, or until their successors are duly appointed or elected, as applicable.

(2)	The executive officers of the manager are currently devoting a significant amount of their working time to the operations of our company to satisfy their respective responsibilities to the management of our company.

Biographical Information

Set forth below is biographical information of our executive officers and directors.

Ryan Frazier, our Chief Executive Officer and a director, has served as the Chief Executive Officer, President, and a director of Arrived Holdings, Inc. since its inception in February 2019 and as CEO and director of our company since its inception. In 2011, Mr. Frazier co-founded and was the CEO of DataRank, Inc., a social media listening platform used by Fortune 500 companies, including Procter & Gamble, Coca Cola, and The Clorox Company, to garner insights from their consumers. Mr. Frazier led DataRank through a merger with Simply Measured, Inc. in 2015, and again through a merger with Sprout Social, Inc. in 2017, after which he acted in the role of General Manager, leading the integration of the Simply Measured, Inc. and Sprout Social businesses in Sprout Social’s Seattle office. Mr. Frazier is an alumnus of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in International Business.

Joel Mezistrano, our Chief Financial Officer, has served as the Chief Financial Officer of Arrived Holdings, Inc. since December 1, 2019 and as the Chief Financial Officer of our company since its inception. Mr. Mezistrano has been investing in residential real estate for over 25 years. He graduated from the Massachusetts Institute of Technology with degrees in Mathematics and Computer Science. He started his career at Accenture and then moved to hold executive roles at several high-growth venture backed startups in industries such as Banking, Insurance, and E-Commerce. For the last 10 years, Mr. Mezistrano has been a Principal and CFO at American Classic Homes which has annual revenues in excess of $100 million and operates several investment funds utilizing institutional capital, family offices, and high-net worth individuals. Joel is also a Principal and CFO at SeaLevel Properties which has a $250 million portfolio of apartments and mixed-use projects in the Seattle area.

Kenneth Cason, our Chief Technology Officer and a director, has served as the Chief Technology Officer and director of Arrived Holdings, Inc. since its inception in February 2019. Beginning in 2011, Mr. Cason served as the Co-Founder and Chief Technology Officer of DataRank, Inc. Mr. Cason worked extensively to help design and build large scale data collection, processing, and search systems. He remained employed with DataRank through two mergers; first with Simply Measured, Inc., in 2015, and then again with Sprout Social in 2017. During both mergers he worked to lead and integrate each company’s tech stack. Mr. Cason is an alumni of Y Combinator, S13, and he graduated from the University of Arkansas in 2010 with a B.S. in Computer Science and also received Associate degrees in Mathematics, Japanese and Chinese.

Alejandro Chouza, our Chief Operating Officer, has serviced as such since our company’s inception. Mr. Chouza was previously the VP of Operations of Oyo Rooms beginning in May 2019. Prior to that, Mr. Chouza was the Regional General Manager of Uber Technologies, Inc., from September 2014 through May 2019, where he launched and managed operations in Mexico and the Northwest USA markets. Mr. Chouza graduated with a B.S. from Babson College and an M.B.A. from The Wharton School of the University of Pennsylvania.

There are no arrangements or understandings known to us pursuant to which any director was or is to be selected as a director or nominee. There are no agreements or understandings for any executive officer or director to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee.

The Manager and the Operating Agreement

The manager will be responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. The manager and its officers will not be required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The manager will perform its duties and responsibilities pursuant to the operating agreement. The manager will maintain a contractual, as opposed to a fiduciary relationship, with us and our investors. Furthermore, we have agreed to limit the liability of the manager and to indemnify the manager against certain liabilities.

The operating agreement further provides that our manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting our company, any series of interests or any of the interest holders and will not be subject to any different standards imposed by the operating agreement, the LLC Act or under any other law, rule or regulation or in equity.  In addition, the operating agreement provides that our manager will not have any duty (including any fiduciary duty) to our company, any series or any of the interest holders.

Our manager has not sponsored any prior real estate investment programs. Accordingly, this offering circular does not contain any information concerning prior performance of our manager and its affiliates, which means that you will be unable to assess any results from their prior activities before deciding whether to purchase interests in our series.

Responsibilities of the Manager

The responsibilities of the manager include:

●	Investment Advisory, Origination and Acquisition Services such as approving and overseeing our overall investment strategy, which will consist of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

●	Offering Services such as the development of our series offerings, including the determination of their specific terms;

●	Management Services such as investigating, selecting, and, on our behalf, engaging and conducting business with such persons as the manager deems necessary to the proper performance of its obligations under the operating agreement, including but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, construction companies, property managers and any and all persons acting in any other capacity deemed by the manager necessary or desirable for the performance of any of the services under the operating agreement;

●	Accounting and Other Administrative Services such as maintaining accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the Commission and any other regulatory agency, including annual financial statements, and managing and performing the various administrative functions necessary for our day-to-day operations;

●	Investor Services such as managing communications with our investors, including answering phone calls, preparing and sending written and electronic reports and other communications;

●	Financing Services such as monitoring and overseeing the service of our debt facilities and other financings, if any; and

●	Disposition Services such as evaluating and approving potential asset dispositions, sales or liquidity transactions.

Management Compensation

Pursuant to the operating agreement, the manager, or affiliated entities, may receive fees and expense reimbursements for services relating to our series offerings and the investment and management of our series properties. The items of compensation are summarized in the following table:

Form of Compensation	Description
Operating Stage:
Asset Management Fee	Each series will pay the manager an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee in the form of equity equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year, with no adjustments to the number of shares made. Any fractional interest will be rounded up to the nearest whole number.

Property Management Fee	Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Interest Payments/Repayment of Advances and Loans	The manager may receive interest payments on loans and advances it makes to a series, which may include advances it may make with respect to the initial payment of the equity portion of a property acquisition and mortgage loans it may make if a third party loan is not available. Such advances and loans are expected to be repaid from the net proceeds of a series offering. See “Description of Business—Acquisition Mechanics”

Reimbursement of Expenses

Organization and Offering Expenses. We will reimburse the manager for out-of-pocket expenses in connection with our organization and offering (up to a maximum of two percent (2%) of the gross offering proceeds per series offering), our operations and the acquisition of properties and in connection with third parties providing services to us. This does not include the manager’s overhead, employee costs borne by the manager, utilities or technology costs.

Other Expenses. See “Reimbursement of Expenses” below.

Property Disposition Fee	To the extent that the actual property disposition fees are less than the amount charged to a series, the manager will receive the difference as income. We expect to charge each series a market rate disposition fee in the range of six percent (6%) to seven percent (7%) of a property sale price, our estimation of what actual disposition fees should total. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.

Fees from Other Services – Affiliates of the Manager	We may retain third parties, including certain of the manager’s affiliates, for necessary services relating to our investments or our operations, including any administrative services and construction, brokerage, development, property oversight and other property management services. Any such arrangements will be at market terms and rates.

Interest Payment – Insured Cash Operating Account	The manager maintains operating accounts for each series with a third-party bank and will be entitled to receive interest on the cash balances in such accounts. The interest payments will vary based on market rates and the amount of cash balances in such accounts from time to time.

Reimbursement of Expenses

Because the manager’s personnel will perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, the manager will be reimbursed for the documented cost of performing such tasks.  We will also pay all fees, costs and expenses of the series, and of our company as applicable, other than those specifically required to be borne by the manager under the operating agreement. These expenses include, but are not limited to:

●	expenses associated with the listing of our interests (or any other securities of our company) on a securities exchange or alternative trading system (“ATS”), if applicable, or with the formation of our company or any series or subsidiary thereof and the offering, issuance and distribution of our interests (or any other securities of our company), such as selling commissions and fees, advertising expenses, taxes, legal and accounting fees, listing and registration fees;

●	expenses in connection with the transaction costs incident to the acquisition, origination, disposition and financing of our properties;

●	expenses of organizing, revising, amending, converting, modifying or terminating our company or any series or subsidiary thereof;

●	costs associated with the establishment and maintenance of any credit facilities, repurchase agreements, and securitization vehicles or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs);

●	expenses connected with communications to any lenders and holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with any lenders and holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Commission, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our interests on any exchange, the fees payable by us to any such exchange in connection with its listing, and costs of preparing, printing and mailing our annual report to our investors and proxy materials with respect to any meeting of our investors;

●	expenses incurred by managers, officers, personnel and agents of the manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of the manager in connection with the purchase, origination, financing, refinancing, sale or other disposition of a property;

●	costs and expenses incurred with respect to market information systems and publications, pricing and valuation services, research publications and materials, and settlement, clearing and custodial fees and expenses;

●	compensation and expenses of our custodian and transfer agent, if any;

●	all other costs and expenses relating to our business operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of properties, including appraisal, reporting, audit and legal fees;

●	all costs and expenses relating to the development and management of our website;

●	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise), including any costs or expenses incurred in connection therewith, against us or any subsidiary, or against any trustee, director or executive officer of us or of any subsidiary in his or her capacity as such for which we or any subsidiary is required to indemnify such trustee, director or executive officer by any court or governmental agency; and

●	all other expenses actually incurred by the manager (except as described below) which are reasonably necessary for the performance by the manager of its duties and functions under the operating agreement.

However, to the extent the manager advances the fees, costs and expenses that it is not obligated to pay under the operating agreement, our company will reimburse the manager for such fees, costs and expenses. Expense reimbursements shall be payable monthly in cash.

Indemnification of the Manager

The operating agreement provides that none of our manager, any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of our manager nor persons acting at the request of our company in certain capacities with respect to other entities will be liable to our company, any series or any interest holders for any act or omission taken by them in connection with the business of our company or any series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each series will indemnify these persons out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving our company or such series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Term and Removal of the Manager

The operating agreement provides that the manager will serve as the manager for an indefinite term, but that the manager only be removed as manager of our company and each series of interests in a very limited circumstance, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with our company or a series of interests, by an affirmative vote of two-thirds of our company’s members. Additionally, the manager may choose to withdraw as the manager, under certain circumstances.

The manager may assign its rights under the operating agreement in its entirety or delegate certain of its duties under the operating agreement to any of its affiliates without the approval of our investors so long as the manager remains liable for any such affiliate’s performance.

The manager may withdraw as the manager if we become required to register as an investment company under the Investment Company Act, with such withdrawal deemed to occur immediately before such event.

In the event of the removal of the manager, the manager will cooperate with us and take all reasonable steps to assist in making an orderly transition of the management function. The manager will determine whether any succeeding manager possesses sufficient qualifications to perform the management function.

Other than any accrued fees payable to the manager, no additional compensation will be paid to the manager in the event of the removal of the manager.

Manager Affiliates

Our manager controls four affiliated entities:

Arrived Homes, LLC – Arrived Homes, LLC was formed on July 13, 2020 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes, LLC.

Arrived Homes II, LLC – Arrived Homes II, LLC was formed on February 2, 2022 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes II, LLC.

Arrived STR 2, LLC– Arrived STR 2, LLC was formed on January 11, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived STR 2, LLC.

Arrived Homes 3, LLC – Arrived Homes 3, LLC was formed on January 4, 2023 as a Delaware series limited liability company to permit public investment in individual real estate properties that will be owned by individual series of Arrived Homes 3, LLC.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by our company. Each of our executive officers, who are also executive officers of the manager, manages our day-to-day affairs, oversees the review, selection and recommendation of investment opportunities, services acquired properties and monitors the performance of these properties to ensure that they are consistent with our investment objectives. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of the manager, from the manager. We do not intend to pay any compensation to these individuals.

Compensation of the Manager

The manager will receive compensation and reimbursement for costs incurred relating to this and other offerings (e.g., Offering Expenses and Acquisition Expenses) as discussed above. Neither the manager nor any of its affiliates will receive any selling commissions or dealer manager fees in connection with this or other series offerings. See “Plan of Distribution and Subscription Procedure—Fees and Expenses” and “Use of Proceeds to Issuer” for further details.

Item 4. Security Ownership of Management and Certain Securityholders

Our company is managed by Arrived Holdings, Inc., the manager, who will also be the manager of all of our series. The manager currently does not own, and at the closing of each series offering is not expected to own, any of the interests in any series.

The manager or an affiliate of the manager may purchase interests in any series of our company on the same terms as offered to investors. No brokerage fee will be paid on any interests purchased by the manager or its affiliates. Additionally, the manager may acquire interests in any series of our company in the event that a promissory note issued to the manager in connection with the acquisition of a series property, if outstanding, is not repaid on or prior to its maturity date, at which point, the outstanding balance of the promissory note will be converted into series interests under the same terms as in the applicable series offering. Further, the manager will receive, as a portion of the asset management fee, one-half percent (0.5%) of the purchase price of each series property issued in the form of membership interests of that series. See “Management–Management Compensation” for more detail.

The address of Arrived Holdings, Inc. is 1700 Westlake Ave N, Suite 200, Seattle, WA 98109.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN Transactions

There have been no transactions since our formation in July 2022, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and 1% of the our total assets as of the date of formation, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Compensation of Directors and Executive Officers”). With respect to the additional series that will be offering their interests by way of this offering circular and other future series, their properties will be acquired in accordance with one of the acquisition methods discussed in the section titled “Description of Business⸺Acquisition Mechanics.” As such, the manager may receive interest income from loans to the multiple series. We expect the terms of such loans will be comparable to terms available in arm’s-length transactions.

Item 6. Other Information

None.

Item 7. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID #00536)	F-2
CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2022	F-3
CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022	F-6
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022	F-9
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022	F-12
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-15-F-24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Members of
Arrived STR, LLC and its Series

Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated and consolidating balance sheet of Arrived STR, LLC and its Series (the Company) as of December 31, 2022, and the related consolidated and consolidating statements of comprehensive loss, changes in members’ equity, and cash flows for the period from July 11, 2022 (date of inception) through December 31, 2022, and the related notes (collectively referred to as the consolidated and consolidating financial statements). In our opinion, the consolidated and consolidating financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of their operations and their cash flows for the period from July 11, 2022 (date of inception) through December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated and consolidating financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated and consolidating financial statements, the Company’s lack of liquidity raises substantial doubt about their ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 3. The consolidated and consolidating financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated and consolidating financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated and consolidating financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and consolidating financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated and consolidating financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and consolidating financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We have served as the Company’s auditor since 2022.

Blue Bell, Pennsylvania

May 1, 2023

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Ace	Cactus	Cardinal	Hammock	Havasu	Lakeridge
ASSETS
Current assets:
Cash	$100,279	$190,955	$98,524	$190,006	$189,143	$122,770
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	6,923	353	5,886	8,215	2,263	1,494
Due from related party	-	-	-	-	-	-
Total current assets	107,202	191,308	104,410	198,220	191,406	124,264
Property and equipment, net	1,112,888	1,084,892	840,422	590,102	1,130,464	584,034
Deposits	-	-	-	-	-	-
Total assets	$1,220,090	$1,276,200	$944,832	$788,323	$1,321,870	$708,298

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$15,590	$19,260	$91,364	$10,909	$61,154	$7,626
Due to related party	71,902	118,523	27,909	142,679	45,447	19,272
Total current liabilities	87,493	137,783	119,273	153,588	106,601	26,898
Mortgage payable, net	431,510	427,159	305,539	225,487	458,325	274,025
Total liabilities	519,002	564,942	424,812	379,075	564,926	300,923

Members’ equity:
Members’ capital	774,526	782,539	581,692	543,304	809,178	431,065
Accumulated deficit	(73,438)	(71,281)	(61,672)	(134,056)	(52,235)	(23,691)
Total members’ equity	701,087	711,258	520,020	409,248	756,943	407,374
Total liabilities and members’ equity	$1,220,090	$1,276,200	$944,832	$788,323	$1,321,870	$708,298

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Lodge	Mirage	Myrtle	Oasis	Opry	Orchard
ASSETS
Current assets:
Cash	$866	$133,427	$-	$619	$187,186	$225,298
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	1,916	2,047	1,012	5,748	-	1,309
Due from related party	-	-	-	38,808	609,886	-
Total current assets	2,782	135,474	1,012	45,175	797,072	226,607
Property and equipment, net	1,110,724	628,341	406,028	1,042,339	-	626,380
Deposits	-	-	-	-	23,659	-
Total assets	$1,113,506	$763,815	$407,039	$1,087,514	$820,731	$852,987

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,669	$46,492	$2,774	$11,394	$11,218	$14,821
Due to related party	1,139,704	110,073	406,690	-	-	160,982
Total current liabilities	1,143,373	156,565	409,464	11,394	11,218	175,802
Mortgage payable, net	-	-	-	477,000	-	-
Total liabilities	1,143,373	156,565	409,464	488,394	11,218	175,802

Members’ equity:
Members’ capital	425	760,491	425	629,248	812,363	751,572
Accumulated deficit	(30,292)	(153,241)	(2,850)	(30,127)	(2,850)	(74,388)
Total members’ equity	(29,867)	607,250	(2,425)	599,120	809,513	677,184
Total liabilities and members’ equity	$1,113,506	$763,815	$407,039	$1,087,514	$820,731	$852,987

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Palm	Pointbreak	Regal	Serenity	Sugarcreek	Consolidated
ASSETS
Current assets:
Cash	$228,689	$137,269	$1,000	$260,066	$96,948	$2,163,045
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	-	14,218	1,863	2,477	1,135	56,858
Due from related party	-	-	-	-	-	648,694
Total current assets	228,689	151,488	2,863	262,543	98,083	2,868,597
Property and equipment, net	635,750	429,258	955,753	1,150,501	443,839	12,771,714
Deposits	-	-	-	-	-	23,659
Total assets	$864,439	$580,746	$958,616	$1,413,044	$541,922	$15,663,970

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$18,288	$16,294	$23,392	$22,147	$10,432	$386,824
Due to related party	72,373	115,175	498,397	56,745	11,826	2,997,697
Total current liabilities	90,661	131,469	521,789	78,892	22,258	3,384,521
Mortgage payable, net	303,125	153,161	460,750	477,967	203,700	4,197,748
Total liabilities	393,786	284,630	982,539	556,859	225,958	7,582,269

Members’ equity:
Members’ capital	555,415	396,219	425	892,564	323,089	9,044,540
Accumulated deficit	(84,762)	(100,103)	(24,347)	(36,379)	(7,125)	(962,839)
Total members’ equity	470,653	296,115	(23,922)	856,185	315,964	8,081,702
Total liabilities and members’ equity	$864,439	$580,746	$958,616	$1,413,044	$541,922	$15,663,970

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Ace	Cactus	Cardinal	Hammock	Havasu	Lakeridge

Rental income	$4,370	$4,812	$2,792	$2,331	$-	$-

Operating expenses:
Depreciation	5,911	6,815	3,385	4,228	789	263
Insurance	1,076	1,070	797	2,402	377	214
Management fees	693	304	737	846	315	155
Repair and maintenance	56,863	54,491	45,077	116,987	43,657	15,350
Property taxes	888	1,052	2,421	4,282	810	518
Other operating expenses	3,695	4,906	5,835	4,894	2,850	4,529
Total operating expenses	69,126	68,638	58,253	133,639	48,799	21,029

Loss from operations	(64,756)	(63,826)	(55,460)	(131,309)	(48,799)	(21,029)

Other expenses:
Interest expense	(8,682)	(7,456)	(6,211)	(2,748)	(3,436)	(2,661)
Total other expenses	(73,438)	(71,281)	(61,672)	(134,056)	(52,235)	(23,691)

Provision for income taxes	-	-	-	-	-	-
Net loss	$(73,438)	$(71,281)	$(61,672)	$(134,056)	$(52,235)	$(23,691)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Lodge	Mirage	Myrtle	Oasis	Opry	Orchard

Rental income	$-	$-	$-	$13,235	$-	$1,109

Operating expenses:
Depreciation	1,302	2,870	-	9,175	-	7,476
Insurance	383	-	-	1,641	-	689
Management fees	-	945	-	848	-	825
Repair and maintenance	24,487	141,489	-	7,151	-	60,206
Property taxes	944	2,359	-	7,191	-	-
Other operating expenses	3,176	5,579	2,850	8,743	2,850	6,302
Total operating expenses	30,292	153,241	2,850	34,750	2,850	75,497

Loss from operations	(30,292)	(153,241)	(2,850)	(21,515)	(2,850)	(74,388)

Other expenses:
Interest expense	-	-	-	(8,613)	-	-
Total other expenses	(30,292)	(153,241)	(2,850)	(30,127)	(2,850)	(74,388)

Provision for income taxes	-	-	-	-	-	-
Net loss	$(30,292)	$(153,241)	$(2,850)	$(30,127)	$(2,850)	$(74,388)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Palm	Pointbreak	Regal	Serenity	Sugarcreek	Consolidated

Rental income	$-	$-	$-	$-	$-	$28,649

Operating expenses:
Depreciation	145	2,687	-	3,985	355	49,387
Insurance	4,228	-	-	821	162	13,860
Management fees	172	702	261	329	116	7,248
Repair and maintenance	67,817	87,895	19,435	21,553	264	762,720
Property taxes	6,257	2,862	54	736	385	30,760
Other operating expenses	3,870	5,602	3,490	3,093	3,795	76,059
Total operating expenses	82,489	99,748	23,241	30,515	5,077	940,035

Loss from operations	(82,489)	(99,748)	(23,241)	(30,515)	(5,077)	(911,385)

Other expenses:
Interest expense	(2,273)	(355)	(1,107)	(5,864)	(2,048)	(51,453)
Total other expenses	(84,762)	(100,103)	(24,347)	(36,379)	(7,125)	(962,839)

Provision for income taxes	-	-	-	-	-	-
Net loss	$(84,762)	$(100,103)	$(24,347)	$(36,379)	$(7,125)	$(962,839)

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Ace	Cactus	Cardinal	Hammock	Havasu	Lakeridge

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	785,709	790,165	587,912	550,253	808,753	430,640
Deemed contribution from Manager	425	425	425	425	425	425
Distributions	(11,608)	(8,051)	(6,645)	(7,374)	-	-
Net loss	(73,438)	(71,281)	(61,672)	(134,056)	(52,235)	(23,691)
Balance at December 31, 2022	$701,087	$711,258	$520,020	$409,248	$756,943	$407,374

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Lodge	Mirage	Myrtle	Oasis	Opry	Orchard

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	-	768,480	-	636,893	820,306	761,108
Deemed contribution from Manager	425	425	425	425	425	425
Distributions	-	(8,414)	-	(8,070)	(8,368)	(9,961)
Net loss	(30,292)	(153,241)	(2,850)	(30,127)	(2,850)	(74,388)
Balance at December 31, 2022	$(29,867)	$607,250	$(2,425)	$599,120	$809,513	$677,184

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Palm	Pointbreak	Regal	Serenity	Sugarcreek	Consolidated

Balance at January 1, 2022	$-	$-	$-	$-	$-	$-
Issuance of membership units, net of offering costs	561,324	400,270	-	905,436	326,748	9,133,996
Deemed contribution from Manager	425	425	425	425	425	7,225
Distributions	(6,334)	(4,476)	-	(13,297)	(4,084)	(96,680)
Net loss	(84,762)	(100,103)	(24,347)	(36,379)	(7,125)	(962,839)
Balance at December 31, 2022	$470,653	$296,115	$(23,922)	$856,185	$315,964	$8,081,702

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Ace	Cactus	Cardinal	Hammock	Havasu	Lakeridge

Cash flows from operating activities:
Net loss	$(73,438)	$(71,281)	$(61,672)	$(134,056)	$(52,235)	$(23,691)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	5,911	6,815	3,385	4,228	789	263
Amortization	80	-	58	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(6,923)	(353)	(5,886)	(8,215)	(2,263)	(1,494)
Due from related party	-	-	-	-	-	-
Accrued expenses	15,590	19,260	91,364	10,909	61,154	7,626
Due to related party	165,580	149,010	44,561	185,482	93,433	72,131
Net cash provided by (used in) operating activities	106,801	103,451	71,811	58,348	100,879	54,836
Cash flows from financing activities:
Repayments of amounts due to related party and related party loans	(780,622)	(694,610)	(554,554)	(411,222)	(720,489)	(362,706)
Net proceeds from the issuance of membership units	785,709	790,165	587,912	550,253	808,753	430,640
Distributions	(11,608)	(8,051)	(6,645)	(7,374)	-	-
Net cash provided by (used in) financing activities	(6,521)	87,504	26,713	131,657	88,264	67,934
Net change in cash and cash equivalents	100,279	190,955	98,524	190,006	189,143	122,770
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$100,279	$190,955	$98,524	$190,006	$189,143	$122,770

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$8,762	$-	$6,270	$2,748	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$605,555	$608,340	$432,190	$316,691	$577,910	$285,998
Acquisition of property	$1,046,555	$1,048,710	$744,670	$543,491	$1,050,410	$568,498
Mortgage payable for acquisition of property	$441,000	$440,370	$312,480	$226,800	$472,500	$282,500
Offering expenses	$8,840	$8,856	$6,588	$6,083	$9,096	$4,855
Deemed contribution from Manager	$425	$425	$425	$425	$425	$425

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Lodge	Mirage	Myrtle	Oasis	Opry	Orchard

Cash flows from operating activities:
Net loss	$(30,292)	$(153,241)	$(2,850)	$(30,127)	$(2,850)	$(74,388)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	1,302	2,870	-	9,175	-	7,476
Amortization	-	-	-	-	-	-
Changes in assets and liabilities:
Prepaid expenses	(1,916)	(2,047)	(1,012)	(5,748)	-	(1,309)
Due from related party	-	-	-	(38,808)	(609,886)	-
Accrued expenses	3,669	46,492	2,774	11,394	11,218	14,821
Due to related party	28,103	171,384	1,087	152,194	710,062	126,507
Net cash provided by (used in) operating activities	866	65,458	-	98,079	108,544	73,107
Cash flows from financing activities:
Repayments of amounts due to related party and related party loans	-	(692,097)	-	(726,284)	(733,296)	(598,956)
Net proceeds from the issuance of membership units	-	768,480	-	636,893	820,306	761,108
Distributions	-	(8,414)	-	(8,070)	(8,368)	(9,961)
Net cash provided by (used in) financing activities	-	67,969	-	(97,461)	78,642	152,191
Net change in cash and cash equivalents	866	133,427	-	619	187,186	225,298
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$866	$133,427	$-	$619	$187,186	$225,298

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$8,613	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$1,033,934	$620,922	$406,028	$492,517	$-	$553,474
Acquisition of property	$1,033,934	$620,922	$406,028	$980,017	$-	$553,474
Mortgage payable for acquisition of property	$-	$-	$-	$487,500	$-	$-
Offering expenses	$-	$8,379	$-	$7,263	$9,298	$8,243
Deemed contribution from Manager	$425	$425	$425	$425	$425	$425

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE PERIOD JULY 11, 2022 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2022

	Palm	Pointbreak	Regal	Serenity	Sugarcreek	Consolidated

Cash flows from operating activities:
Net loss	$(84,762)	$(100,103)	$(24,347)	$(36,379)	$(7,125)	$(962,839)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	145	2,687	-	3,985	355	49,387
Amortization	-	36	-	-	-	175
Changes in assets and liabilities:
Prepaid expenses	-	(14,218)	(1,863)	(2,477)	(1,135)	(56,858)
Due from related party	-	-	-	-	-	(648,694)
Accrued expenses	18,288	16,294	23,392	22,147	10,432	386,824
Due to related party	147,299	138,975	3,819	133,197	42,396	2,365,222
Net cash provided by (used in) operating activities	80,971	43,670	1,000	120,473	44,923	1,133,217
Cash flows from financing activities:
Repayments of amounts due to related party and related party loans	(407,272)	(302,194)	-	(752,546)	(270,639)	(8,007,487)
Net proceeds from the issuance of membership units	561,324	400,270	-	905,436	326,748	9,133,996
Distributions	(6,334)	(4,476)	-	(13,297)	(4,084)	(96,680)
Net cash provided by (used in) financing activities	147,718	93,600	-	139,593	52,025	1,029,828
Net change in cash and cash equivalents	228,689	137,269	1,000	260,066	96,948	2,163,045
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$228,689	$137,269	$1,000	$260,066	$96,948	$2,163,045

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$392	$-	$-	$-	$26,784

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisition of property	$311,178	$221,658	$480,753	$587,520	$212,894	$7,747,560
Acquisition of property	$623,678	$379,158	$955,753	$1,080,270	$422,894	$12,058,460
Mortgage payable for acquisition of property	$312,500	$157,500	$475,000	$492,750	$210,000	$4,310,900
Offering expenses	$6,271	$4,441	$-	$10,126	$3,676	$102,014
Deemed contribution from Manager	$425	$425	$425	$425	$425	$7,225

The accompanying notes are an integral part of these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC is a Delaware Series limited liability company formed on July 11, 2022, under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual single family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate Series of limited liability interests, or “Series,” that Arrived Holdings, Inc. (the “Manager”) established. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Principal operations of Arrived STR, LLC and its Series (collectively, the “Company”) did not commence until July 31, 2022.

The following list represents each Arrived STR, LLC’s Series and each Series’ wholly-owned limited liability company (“LLC”), which was used to acquire the Series’ single family rental property, along with the date the Series was formed and the date that the Series’ LLC acquired the single family rental property.

Series	Series Name	Legal LLC Names	Date Formed	Acquisition Date
Ace	Arrived Series Ace	Arrived AZ Ace, LLC	9/6/2022	9/15/2022
Cactus	Arrived Series Cactus	Arrived AZ Cactus, LLC	9/13/2022	9/30/2022
Cardinal	Arrived Series Cardinal	Arrived AZ Cardinal, LLC	8/25/2022	9/14/2022
Hammock	Arrived Series Hammock	Arrived FL Hammock, LLC	8/29/2022	9/23/2022
Havasu	Arrived Series Havasu	Arrived AZ Havasu, LLC	10/21/2022	11/17/2022
Lakeridge	Arrived Series Lakeridge	Arrived GA Lakeridge, LLC	10/9/2022	11/4/2022
Lodge	Arrived Series Lodge	Arrived OK Lodge, LLC	11/2/2022	11/21/2022
Mirage	Arrived Series Mirage	Arrived Series Mirage, a series of Arrived STR, LLC	9/6/2022	9/16/2022
Myrtle	Arrived Series Myrtle	Arrived SC Myrtle, LLC	12/2/2022	12/22/2022
Oasis	Arrived Series Oasis	Arrived TN Oasis, LLC	7/25/2022	8/26/2022
Orchard	Arrived Series Orchard	Arrived GA Orchard, LLC	8/25/2022	9/30/2022
Opry	Arrived Series Opry	Arrived GA Opry, LLC	9/19/2022	1/11/2023
Palm	Arrived Series Palm	Arrived FL Palm, LLC	10/10/2022	11/17/2022
Pointbreak	Arrived Series Pointbreak	Arrived FL Pointbreak, LLC	8/29/2022	9/20/2022
Regal	Arrived Series Regal	Arrived TN Regal, LLC	11/21/2022	12/19/2022
Serenity	Arrived Series Serenity	Arrived AZ Serenity, LLC	9/29/2022	10/20/2022
Sugarcreek	Arrived Series Sugarcreek	Arrived GA Sugarcreek, LLC	10/9//2022	11/2/2022

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012 and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR, LLC and the Series listed in Note 1. All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the Series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s financial instruments, such as cash, and other current liabilities approximate fair values due to the short-term nature of these instruments. The estimated fair value of the Company’s long-term debt approximates the carrying value due to the interest rates on this debt approximating current market interest rates.

Management Fee

The manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues, less maintenance, and restocking expenses, applicable to that series, paid out of the series’ net operating rental income. Further, the manager will receive an annual asset management fee equal to one-half percent (0.5%) of the purchase price of the series property issued in the form of membership interests of that series. Such membership interests will be accrued on a quarterly basis at the then current price and issued to the manager by the end of the fiscal year. Any fractional interest will be rounded up to the nearest whole number.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee up to twenty five percent (25%) of Gross Rental Receipts as remitted to the series on a monthly basis.

“Gross Rental Receipts” means the aggregate amount of all gross receipts actually received by or on behalf of Owner, determined on a cash basis, from (a) tenant rentals and other sums collected pursuant to leases (excluding tenant security deposits returned to tenants) and other amounts collected for rental of the property, (b) income from the operation of the property, including but not limited to, internet access, cleaning, laundry, and vending machines, if any, (c) proceeds from rental loss or business interruption insurance, (d) any sums and charges collected in connection with the termination of tenant leases or settlement of related claims and (e) application fees, cleaning fees, pet fees, administrative fees, and other similar miscellaneous income. Gross Rental Receipts shall not include the proceeds of (i) any sale, exchange, refinancing, condemnation, or other disposition of all or any part of the property, (ii) any loans to Owner, whether or not secured by all or any part of the property, (iii) any capital contributions made to Owner, (iv) any insurance proceeds (other than rental loss or business interruption insurance) maintained with regard to the property, (v) security deposits received from any prior owner of the property or directly from tenants (until applied to obligations that constitute Gross Rental Receipts) and any interest accrued thereon, (vi) interest income, (vii) advance rents (until such payments are to apply as rental income), (viii) abatements of taxes, awards arising out of takings by eminent domain, discounts and dividends on insurance policies and (ix) rental concessions not paid by third parties.

“Owner” means the Series Entity that owns the residential property of which the Property Management Company is representing, which the Owner intends to operate as short-term rental.

Furniture, Fixture and Equipment

In addition to the Management Fee, each series shall pay manager a one-time fee equal to twenty percent (20%) of the Owner’s out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). Each series shall pay manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the manager will receive the difference.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-15 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company recognizes rental revenue on a monthly basis when earned.

Comprehensive Income

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, comprehensive income is equal to net income.

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Income Taxes

Each Arrived STR series is organized as an LLC for legal purposes and makes a subsequent election with the IRS to be treated as a C corporation for tax purposes. C corporations pay income tax at both the federal and state level.  At the Federal level the tax rate is 21%.  At the state level income taxes will be based on the tax table for that particular state. C corporations cannot allocate tax losses directly to shareholders, but under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the C corporation.

Recently Issued and Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted the updates upon inception and the adoption of the standard had no effect on the consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a lack of liquidity, no cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon their ability to commence operations, generate cash flow from their rental activity and/or obtain financing from the manager. However, there are assurances that the Company can be successful in commencing operations, generating cash flow from their rental activities or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consist of the following as of December 31, 2022:

Series	Series Name	Building	Land	Property Improvements & Furniture, Fixture & Equipment	Total	Less: Accumulated Depreciation	Property and equipment, net
Ace	Arrived Series Ace	$784,055	$262,500	$72,244	$1,118,799	$5,911	$1,112,888
Cactus	Arrived Series Cactus	786,585	262,125	42,997	1,091,707	6,815	1,084,892
Cardinal	Arrived Series Cardinal	558,670	186,000	99,137	843,807	3,385	840,422
Hammock	Arrived Series Hammock	408,491	135,000	50,840	594,331	4,228	590,102
Havasu	Arrived Series Havasu	787,910	262,500	80,843	1,131,253	789	1,130,464
Lakeridge	Arrived Series Lakeridge	427,248	141,250	15,800	584,298	263	584,034
Lodge	Arrived Series Lodge	776,434	257,500	78,092	1,112,026	1,302	1,110,724
Mirage	Arrived Series Mirage	463,672	157,250	10,289	631,211	2,870	628,341
Myrtle	Arrived Series Myrtle	304,778	101,250	-	406,028	-	406,028
Oasis	Arrived Series Oasis	735,013	245,004	71,498	1,051,515	9,175	1,042,339
Orchard	Arrived Series Orchard	415,974	137,500	80,382	633,856	7,476	626,380
Opry	Arrived Series Opry	-	-	-	-	-	-
Palm	Arrived Series Palm	467,428	156,250	12,217	635,895	145	635,750
Pointbreak	Arrived Series Pointbreak	285,408	93,750	52,786	431,944	2,687	429,258
Regal	Arrived Series Regal	718,253	237,500	-	955,753	-	955,753
Serenity	Arrived Series Serenity	806,520	273,750	74,216	1,154,486	3,985	1,150,501
Sugarcreek	Arrived Series Sugarcreek	317,894	105,000	21,300	444,194	355	443,839
		$9,044,330	$3,014,129	$762,641	$12,821,101	$49,387	$12,771,714

Depreciation expense was $49,387 for the period ended December 31, 2022.

NOTE 5: MORTGAGE PAYABLE

The Series have mortgages with Certain Lending and Arrived Holdings Inc. The following is a summary of the mortgages by each series as of December 31, 2022:

Series Name	Lender	Address	Mortgage Principal	Cash/Financing	Term (years)	Interest Only Period (years)	Interest Rate
Arrived Series Ace	Certain Lending	14249 N. 49th Street, Scottsdale, AZ 85254	$441,000	Term	30	7	6.625%
Arrived Series Cactus	Arrived Holding	5108 E Janice Way, Scottsdale, AZ 85254	440,370	Term	30	5	6.625%
Arrived Series Cardinal	Certain Lending	6085 North 85th Avenue, Glendale, AZ 85305	312,480	Term	30	7	6.625%
Arrived Series Hammock	Private Lender	10736 Frances Lane, Largo, FL 33774	226,800	Term	30	5	6.625%
Arrived Series Havasu	Certain Lending	520 Jones Drive, Havasu City, AZ 86406	472,500	Term	30	5	5.950%
Arrived Series Lakeridge	Arrived Holding	105 Lake Ridge Drive, Blue Ridge, GA 30513	282,500	Term	30	5	5.950%
Arrived Series Lodge	Cash	33 Lost Creek Trail, Broken Bow, OK 74728	-	Cash	-	-	-
Arrived Series Mirage	Cash	62432 Golden Street, Joshua Tree, CA 92252	-	Cash	-	-	-
Arrived Series Myrtle	Cash	708 Mitchell Drive, Myrtle Beach, SC 29577	-	Cash	-	-	-
Arrived Series Oasis	Certain Lending	964 Youngs Lane, Nashville, TN 37207	487,500	Term	30	7	6.625%
Arrived Series Orchard	Cash	109 Jonagold Lane, Blue Ridge, GA 30513	-	Cash	-	-	-
Arrived Series Opry	Cash	3226 Charlotte Avenue, Nashville, TN 37209	-	Cash	-	-	-
Arrived Series Palm	Arrived Holding	2299 Kentucky Street, West Palm Beach, FL 33406	312,500	Term	30	5	5.950%
Arrived Series Pointbreak	Certain Lending	6410 Sunset Avenue #A & #B, Panama City, FL 32408	157,500	Term	30	7	6.625%
Arrived Series Regal	Arrived Holding	2635 King Hollow Road, Sevierville, TN 37876	475,000	Term	30	5	6.990%
Arrived Series Serenity	Arrived Holding	32 San Patricio Dr, Sedona, AZ 86336	492,750	Term	30	5	5.950%
Arrived Series Sugarcreek	Arrived Holding	555 Sugar Creek Road, Blue Ridge, GA 30513	210,000	Term	30	5	5.950%
			$4,310,900

The mortgages are secured by each Series’ property. As of the period ending December 31, 2022, the entire principal of the mortgage loans remained outstanding.

Loan fees incurred in connection with the mortgage were capitalized as a debt discount and are being amortized to interest expenses over the life of the loan. For the period ended December 31, 2022, the Series recorded amortization of loan fees of $174 and interest expense of $51,453. As of December 31, 2022, the Series’ mortgage payable, net of unamortized loan fees of $113,152, was $4,197,748.

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware public benefit corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

The manager will be responsible for directing the management of the Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the manager to make distributions on a quarterly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the period ended December 31, 2022, the Company closed on its public offerings for net proceeds of $9,133,996.

The following is a summary of the public offerings by each Series.

	December 31, 2022
Series	# of Units Issued	Net proceeds from the issuance of membership units	1% Issuance Exp	Offering Expense (2%)
Ace	89,292	$785,709	$8,840	$19,592
Cactus	89,451	790,165	8,856	17,910
Cardinal	66,545	587,912	6,588	14,544
Hammock	61,448	550,253	6,083	13,182
Havasu	91,882	808,753	9,096	19,459
Lakeridge	49,038	430,640	4,855	10,396
Lodge	140,226	-	-	-
Mirage	84,635	768,480	8,379	16,927
Myrtle	64,119	-	-	-
Oasis	73,362	636,893	7,263	16,281
Orchard	83,258	761,108	8,243	16,656
Opry	92,978	820,306	9,298	18,596
Palm	63,340	561,324	6,271	13,312
Pointbreak	44,861	400,270	4,441	9,624
Regal	80,478	-	-	-
Serenity	102,284	905,436	10,126	21,586
Sugarcreek	37,130	326,748	3,676	7,859
	1,314,327	$9,133,996	$102,014	$215,924

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the manager charged each Series an offering expense reimbursement of 2% of gross proceeds. During the period ending December 31, 2022, offering expenses were $215,924.

Declared Dividends

In December 2022, the manager declared and paid a dividend distribution for certain Series totaling $96,680 based on operating results for the fourth quarter of fiscal 2022. The following table is the Q4 2022 distributions by Series:

Series	Period to Date Distributions December 31, 2022
Ace	$11,608
Cactus	8,051
Cardinal	6,645
Hammock	7,374
Havasu	-
Lakeridge	-
Lodge	-
Mirage	8,414
Myrtle	-
Oasis	8,070
Orchard	9,961
Opry	8,368
Palm	6,334
Pointbreak	4,476
Regal	-
Serenity	13,297
Sugarcreek	4,084
$96,680

NOTE 7: RELATED PARTY TRANSACATIONS

The Series’ manager, Arrived Holdings, Inc., is a managing member of Arrived STR, LLC with common management of the Series.

Due from (to) Related Party

Each Series enters into various transactions with the manager and affiliates of the manager in the normal course of operating and financing activities. As of December 31, 2022, certain Series owed an aggregate of $2,997,697, including the initial funding for the certain properties’ purchases. As of December 31, 2022, certain Series were owed an aggregate of $648,694 from the manager. The advances are non-interest bearing with no stated repayment terms.

Deemed Contributions

During the period ended December 31, 2022, certain Series received deemed contributions from the manager totaling $7,225, in exchange for forgiveness of amounts previously due.

Management Fees

During the period ended December 31, 2022, total management fees charged by the manager, including asset management fees and property management fees, were an aggregate of $7,248.

NOTE 8: INCOME TAX

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2022, the Company had net deferred tax assets before valuation allowance of $258,868, solely attributable to net loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to the current uncertainty of the future realization of the deferred tax assets.

Therefore, a valuation allowance of $258,868 was recorded as of December 31, 2022. Deferred tax assets were calculated using the Company’s combined effective tax rates, which it estimated to be ranging from 21.0% to 27.5% depending on the specific state income tax rate of each respective Series. The effective rate is reduced to 0% for 2022 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $962,839.

The Company’s policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the consolidated statement of comprehensive loss. At January 1, 2023, the Company had no unrecognized tax benefits and no charge during 2022, and accordingly, the Company did not recognize any interest or penalties during 2022 related to unrecognized tax benefits. There is no accrual for uncertain tax positions as of December 31, 2022.

The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2022 tax year remains open to examination.

NOTE 9: SUBSEQUENT EVENTS

The following list represents acquisitions that are in contract but have not closed as of December 31, 2022.

Series Member Name	Address	Formation Date	Contract Date	Acquisition Date	Purchase Price
Arrived Series Opry	3226 Charlotte Avenue, Nashville, TN 37209	9/19/2022	9/13/2022	1/11/2023	$1,100,000
Arrived Series Kinlani	1280 W Shullenbarger Drive, Flagstaff, AZ 86005	1/23/2023	1/16/2023	2/14/2023	750,000
Arrived Series Hickorybear	111 Bear Hickory Trail, Broken Bow, OK 74728	1/25/2023	1/14/2023	2/16/2023	720,000
					$2,570,000

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR, LLC
2.2*	Limited Liability Company Agreement of Arrived STR, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2022, between Arrived STR, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated July 27, 2022, between Arrived STR, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Misfit Homes LLC and Arrived Series [*], a series of Arrived STR, LLC
6.5*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.6*	Purchase and Sale Agreement dated July 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Oasis property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oasis dated July 25, 2022 for Arrived Series Oasis property
6.7*	Purchase and Sale Agreement dated August 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Ace property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ace dated August 26, 2022 for Arrived Series Ace property
6.7.2*	Counteroffer to Offer dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.7.3*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.8*	Purchase and Sale Agreement dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cardinal property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cardinal dated August 26, 2022 for Arrived Series Cardinal property
6.9*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hammock property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hammock dated August 30, 2022 for Arrived Series Hammock property
6.10*	Purchase and Sale Agreement dated August 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mirage property
6.10.1*	Counteroffer to Offer dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mirage Property

III-1

6.11*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Orchard property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orchard dated August 26, 2022 for Arrived Series Orchard property
6.11.2*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Orchard Property
6.12*	Purchase and Sale Agreement dated August 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pointbreak property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pointbreak dated August 30, 2022 for Arrived Series Pointbreak property
6.12.2*	Addendum to Purchase and Sale Agreement dated September 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pointbreak Property
6.13*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR, LLC
6.14*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR, LLC
6.15*	Form of Property Management Agreement, dated [*], 202[*], between Southern Comfort Cabin Rentals, LLC and Arrived Series [*], a series of Arrived STR, LLC
6.16*	Form of Property Management Agreement, dated [*], 202[*], between Alpha Geek Capital 2 LLC and Arrived Series [*], a series of Arrived STR, LLC
6.17*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cactus property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cactus dated September 13, 2022 for Arrived Series Cactus property
6.17.2*	Counteroffer to Offer dated September 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cactus Property
6.18*	Purchase and Sale Agreement dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Opry property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Opry dated September 19, 2022 for Arrived Series Opry property
6.19*	Purchase and Sale Agreement dated October 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lakeridge property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lakeridge dated October 8, 2022 for Arrived Series Lakeridge property

III-2

6.20*	Purchase and Sale Agreement dated October 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Palm property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palm dated September 13, 2022 for Arrived Series Palm property
6.20.2*	Addendum to Purchase and Sale Agreement dated September 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Palm Property
6.21*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Serenity property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Serenity dated September 28, 2022 for Arrived Series Serenity property
6.21.2*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.21.3*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.22*	Purchase and Sale Agreement dated October 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sugarcreek property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sugarcreek dated October 8, 2022 for Arrived Series Sugarcreek property
6.23*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Havasu property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Havasu dated October 19, 2022 for Arrived Series Havasu property
6.24*	Form of Property Management Agreement, dated [*], 202[*], between AvantStay, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.25*	Purchase and Sale Agreement dated November 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Regal property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Regal dated November 29, 2022 for Arrived Series Regal property
6.26*	Purchase and Sale Agreement dated October 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lodge property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lodge dated November 10, 2022 for Arrived Series Lodge property
6.27*	Form of Property Management Agreement, dated [*], 202[*], between Cabins in Broken Bow and Arrived Series [*], a series of Arrived STR, LLC
6.26*	Purchase and Sale Agreement dated January 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hickorybear property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hickorybear dated January 25, 2023 for Arrived Series Hickorybear property
6.26.2*	Addendum to Purchase and Sale Agreement dated January 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hickorybear Property
6.27*	Purchase and Sale Agreement dated January 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Kinlani property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kinlani dated January 23, 2023 for Arrived Series Kinlani property
6.28*	Purchase and Sale Agreement dated January 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Myrtle property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Myrtle dated January 20, 2022 for Arrived Series Myrtle property
6.28.2*	Addendum to Purchase and Sale Agreement dated December 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Myrtle Property
6.29*	Purchase and Sale Agreement dated January 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pasquin property

III-3

6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pasquin dated January 23, 2023 for Arrived Series Pasquin property
6.29.2*	Addendum to Purchase and Sale Agreement dated January 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pasquin Property
6.30*	Purchase and Sale Agreement dated January 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coolbaugh property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coolbaugh dated February 3, 2023 for Arrived Series Coolbaugh property
6.31*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Koi property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Koi dated February 22, 2023 for Arrived Series Koi property
6.31.2*	Counteroffer to Offer dated February 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Koi Property
6.32*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Longbranch property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Longbranch dated February 22, 2023 for Arrived Series Longbranch property
6.33*	Purchase and Sale Agreement dated March 4, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Loop property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Loop dated March 6, 2023 for Arrived Series Loop property
6.33.2*	Addendum to Purchase and Sale Agreement dated March 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.33.4*	Counteroffer to Offer dated March 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.34*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pickler property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pickler dated March 16, 2023 for Arrived Series Pickler property
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR, LLC

*	Previously Filed

III-4

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer
	Date:	May 1, 2023

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	May 1, 2023
Ryan Frazier	(principal executive officer)
Chief Executive Officer and Director of Arrived STR, LLC

/s/ Joel Mezistrano	Principal Financial and Accounting Officer of Arrived Holdings, Inc.	May 1, 2023
Joel Mezistrano	(principal financial and accounting officer)
Principal Financial and Accounting Officer of Arrived STR, LLC

Arrived Holdings, Inc.	Managing Member	May 1, 2023

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer